                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K






[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 1-7155 (The Dun & Bradstreet Corporation)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     The Profit Participation Plan for the Employees of The Dun & Bradstreet Corporation.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     The Dun & Bradstreet Corporation, One Diamond Hill Road, Murray Hill, NJ 07974.


                              REQUIRED INFORMATION

         The required financial statements are attached to this report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of The Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           THE PROFIT PARTICIPATION PLAN FOR THE
                                             EMPLOYEES OF THE DUN & BRADSTREET
                                                        CORPORATION
                                                       (Name of Plan)



                                        BY:  __________________________________
                                                      Chester J. Geveda Jr.
                                                   Vice President & Controller
                                                 Acting Chief Financial Officer


Date: June 27, 2000

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION

                          INDEX TO FINANCIAL STATEMENTS


                                                                           Pages

Report of Independent Accountants                                              2
Statements of Net Assets Available for Plan Benefits as of
  December 31, 1999 and 1998                                                   3
Statement of Changes in Net Assets Available for Plan Benefits
  For the year ended December 31, 1999                                         4
Notes to Financial Statements                                               5-11
Schedule of Assets Held for Investment Purposes                               12

                        Report of Independent Accountants

To the Employee Benefits Committee of the Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.










PricewaterhouseCoopers LLP
June 27, 2000

                THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                      OF THE DUN & BRADSTREET CORPORATION
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             (Dollars in Thousands)

                                                               December 31,
Assets:                                                     1999         1998

Investments  [ See Note 3 ]                               $935,350     $864,267

Employee Contribution Receivable                                 -          558

Accrued Interest Receivable on Participant Loans                 -           95

Other Receivables                                                -          955
                                                          --------     ---------
        Total Assets                                      $935,350     $865,875
                                                          --------     ---------
Liabilities:

Employer Payable                                                 -           41
                                                          --------     ---------
        Total Liabilities                                        -           41
                                                          --------     ---------
Net Assets available for plan benefits                    $935,350     $865,834
                                                          ========     =========


                See accompanying notes to the financial statements

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             (Dollars in Thousands)

                                                                   Year Ended
Additions:                                                      December 31,1999

     Additions to net assets attributed to:

        Investment Income:

        Net Appreciation in fair value of investments               $102,405

        Interest                                                      20,005

        Dividends                                                      1,200
                                                                    --------
                                                                     123,610

        Less investment expenses                                         601
                                                                    --------
                                                                     123,009
                                                                    --------
     Contributions:

        Participant                                                   30,651

        Employer                                                      14,178
                                                                    --------
        Total Contributions                                           44,829
                                                                    --------
             Total Additions                                         167,838
                                                                    --------
Deductions:

     Deductions from net assets attributed to:

        Benefits paid to participants                                 98,091

        Loans to Participants                                            231
                                                                    --------
             Total Deductions                                         98,322
                                                                    --------
             Net increase                                             69,516

Net assets available for plan benefits:

        Beginning of year                                            865,834
                                                                    --------
        End of year                                                 $935,350
                                                                    ========

               See accompanying notes to the financial statements

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


Note 1.  Background and Plan Description

The Dun & Bradstreet Corporation and affiliated participating companies established The Dun & Bradstreet Defined Contribution Plan Trust (the "Trust") for the purpose of holding the assets of The Profit Participation Plan for the Employees of the Dun & Bradstreet Corporation (the "Plan") and other defined contribution plans.

On June 30, 1998, the Company split into two publicly traded independent companies - The New Dun & Bradstreet Corporation and R.H. Donnelley Corporation. The separation of the two companies was accomplished through a tax-free dividend of a new equity comprised of the Dun & Bradstreet Corporation's Risk Management Services segment (Moody's Investors Service and Dun & Bradstreet, the operating company). The new entity became "The Dun & Bradstreet Corporation" ("the Company") and the continuing entity changed its name to "R.H. Donnelley Corporation" and consists of the Company's Directory Information Services segment (R.H. Donnelley, the operating company and the DonTech partnership). The existing Plan was adopted by the Company which retained balances of Dun & Bradstreet active and disabled employees as well as all retirees and vested terminated participants as of the separation date. The employees of R.H. Donnelley were given the option to retain their existing account balances in the Company Plan or transfer account balances to the newly established R.H. Donnelley Plan. In connection with the transaction described above, Plan assets in the amount of $61,614,640 were distributed to the R.H. Donnelley Corporation Master Trust.

On  December  15,  1999,  the  Company  announced  a plan to  separate  into two independent, publicly traded companies - The New Dun & Bradstreet Corporation ("New D&B") and Moody's Corporation ("Moody's). The separation will be accomplished through a tax-free distribution to the shareholders of the Company (the "Distribution") of all of the shares of common stock of a newly formed, wholly owned subsidiary corporation (New D&B) comprising the business of the Dun & Bradstreet operating company. In connection with the Distribution, the Company will complete an internal reorganization so that, at the time of the Distribution, the business of New D&B will consist solely of the business of supplying business, purchasing, credit and marketing information products and services as well as receivable management services and the business of Dun & Bradstreet will consist solely of the business of providing ratings and related research and risk management services (the "Moody's Business"). In addition, at the time of the Distribution, The Dun & Bradstreet Corporation will be renamed "Moody's Corporation" and the New D&B will succeed to the name "The Dun & Bradstreet Corporation." Shares of common stock of the Company will represent a continuing interest in the Moody's Business. The Company expects to complete the Distribution by the end of the third quarter of 2000.

The existing Plan will be adopted by New D&B. The Plan will retain balances of Dun & Bradstreet active and disabled employees as well as all retirees and vested terminated participants as of the separation date. Moody's participants will be given the option to keep their balances in the Plan or transfer balances to the newly established Moody's Corporation savings plan. Absent an election to remain in the Plan, all balances of Moody's active and disabled employees will be transferred to the newly established Moody's Corporation savings plan.

The following summary of major Plan provisions in effect for the Plan year is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Full time associates of the Company are immediately eligible to participate in the Plan on their date of hire. Part time associates who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan.

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 1.  Background and Plan Description (Cont.)

Contributions

Participants contribute to the basic Plan by authorizing payroll deductions between 1% and 6% of their creditable compensation as defined in the Plan. The Company makes matching contributions equal to a minimum of 50% of aggregate participants contributions. If the average increase in earnings per share
("EPS"), as defined in the Plan, of common stock of The Dun & Bradstreet Corporation for any Plan year and the immediately preceding Plan year is greater than 5%, the Company may contribute an additional percentage of the aggregate participant contributions. The percentage of additional Company matching contributions depends on the 2-year average increase in EPS and a participant's total years of service.

Participants may also make additional contributions to the Investment Plan (which are not eligible for Company matching contributions) under an Investment Plan addendum to the basic Plan by authorizing payroll deductions between 1% and 10% of their creditable compensation as defined in the Plan.

Participants' contributions under the basic Plan and additional contributions under the Investment Plan may be made in the form of contributions from after-tax earnings and/or contributions from before-tax earnings, which have the effect of reducing current taxable earnings for federal income tax purposes. A participant's aggregate contributions may not exceed 16% of the participant's creditable compensation (up to 6% in contributions under the basic Plan and up to 10% in contributions under the Investment Plan) subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code.

Individual Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan's investment funds as designated by the participant. Participants are not permitted to invest more than 50% of their account balance in The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant's account balance in that fund on a daily basis.

Distributions

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Participant Loans

Participants may obtain loans from the Plan, which are secured by the vested balance in their account. The Plan limits the total number and amount of loans outstanding at any time for each participant, of up to two general-purpose loans and a principal residence loan. The minimum loan is $500 and the maximum is the lower of 50% of a participant's vested account balance or $50,000. The maximum applies to all outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points.

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 1.  Background and Plan Description (Cont.)

Vested Benefits and Forfeitures

The Plan provides for vesting in the value of Company contributions to a participant's Plan account after three years of service beginning on the participant's initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if they become totally and permanently disabled or die.

Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 1999 was $567,366. Forfeited amounts reduce future Company contributions.

Administration of the Plan

The Plan is administered by the Employee Benefits Committee which is appointed by the Board of Directors of the Company. Effective September 1, 1999, Fidelity Management Trust Company ("The Trustee") replaced Northern Trust Company as Trustee of the Plan and has custody of the Plan's assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan. Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, qualify as party-in-interest transactions.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the ERISA and the Internal Revenue Code which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.


Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in valuations in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.




                                      Page7

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 2.  Summary of Significant Accounting Policies (Cont.)

Investment Valuation

Investments in securities of regulated investment companies are valued at the closing fund share price on the last business day of the period. The Plan has entered into benefit responsive investment contracts with various insurance companies.

The Plan maintains the contributions in the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants direct the withdrawal of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 5.47% to 6.91% for 1999 and from 5.47% to 7.33% for 1998. The crediting interest rates are fixed for the duration of such contracts.

Investment Transactions and Investment Income

Purchase and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investment is recorded as earned on an accrual basis.


Note 3.  Investments

The plan currently offers the following twelve funds:

1. The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. The interest rate of each contract depends on market conditions when the contract is negotiated.

2.   The   Fidelity   PIMCO  Total   Return   Fund  is  invested  in   primarily
     investment-grade    bonds,    including   U.S.    government,    corporate,
     mortgage-backed and foreign bonds.

3. The Balanced Index Fund is invested in approximately 60% of the S&P 500 and approximately 40% in U.S. fixed income securities. Investments are included in Barclays Global Investors Equity Index Fund T and Barclays Global Investors US Debt Fund K.

4. The Dun & Bradstreet Common Stock Fund is invested primarily in the common stock of the Dun & Bradstreet Corporation.

5. The Fidelity Aggressive Growth Fund is invested primarily in common stocks of domestic and foreign issuers. The fund focuses on medium-sized companies, but may also invest in larger or smaller companies and foreign companies.

6. The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered "blue chip" by the investment manager. The fund may also invest in companies with strong earnings and future growth potential that the fund's manager believes is positioned to become the "blue chips" of the future.

7. The Fidelity Diversified International Fund is invested in at least 65% in stocks of companies based outside of the U.S. The investment manager may invest in emerging markets, convertible securities and cash-equivalent investments.
                                     Page 8

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 3.  Investments (Cont.)

8. The Fidelity Equity Income Fund is normally invested in at least 65% of total assets in income-producing equity securities, which tends to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

9. The Fidelity Low-Priced Stock Fund is invested in primarily "low-priced" common stocks. Low-priced stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the fund manager considers undervalued.

10. The Mid and Small Capitalization Index Fund is invested in stocks of predominately medium-and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index. Investments are included in Barclays Global Investors Extended Equity Market Fund K.

11. The International Equity Index Fund is invested in stocks in more than 1,000 highly capitalized companies in 20 developed countries located in Western Europe, Australia, Japan and the Pacific Rim. Investments are included in Barclays Global Investors EAFE Equity Index Fund T.

12. The S&P 500 Index Fund is invested in all of the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. - based companies, including the Company. Investments are included in Barclays Global Investors Equity Index Fund T.


The R.H. Donnelley Common Stock Fund was created on June 30, 1998 as a result of the split of The Dun & Bradstreet Corporation and The R.H. Donnelley Corporation. The fund consisted of shares of The R.H. Donnelley Corporation. This fund was closed on December 31, 1998 by which time participants were required to re-allocate any balance in this fund or be automatically moved into The Special Fixed Income Fund.

In connection with the change in the Plan's Trustee as further described above, six new investment options (The Fidelity PIMCO Total Return Fund, The Fidelity Aggressive Growth Fund, The Fidelity Blue Chip Growth Fund, The Fidelity Diversified International Fund, The Fidelity Equity-Income Fund, The Fidelity Low-Price Stock Fund) were added to the Plan on September 1, 1999.

Investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are identified as follows (in thousands):
                                                               December 31,
                                                           1999           1998

The Dun & Bradstreet Corporation Common Stock            $67,398         $86,450
Barclays Global Investors Equity Index Fund T            452,340         426,588
Other (investments individually less than 5%)            415,612         351,229
                                                        --------        --------
         Total Investments                              $935,350        $864,267
                                                        ========        ========

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 3.  Investments (Cont.)

Investment income during 1999 is as follows (in thousands):

                                                                          1999
Net Appreciation / (Depreciation)
         S&P 500 Index Fund                                           $  79,791
         The Dun & Bradstreet Common Stock                               (3,864)
         Balanced Index Fund                                              4,783
         Mid & Small Capitalization Index Fund                           11,936
         International Equity Index Fund                                  6,281
         Fidelity Equity-Income Fund                                       (135)
         Fidelity Blue Chip Growth Fund                                     465
         Fidelity Low-Price Stock Fund                                       24
         Fidelity Aggressive Growth Fund                                  2,710
         Fidelity Diversified International Fund                            428
         Fidelity PIMCO Total Return Fund                                   (14)
                                                                       ---------
Total Net Appreciation / (Depreciation)                                 102,405
Interest                                                                 20,005
Dividends                                                                 1,200
                                                                       ---------
Total Investment Income                                                $123,610
                                                                       =========

Note 4.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 18, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


Note 5.  Reconciliation of Financial Statements to Form 5500

Liabilities of $0 and $7,790,000 for the years ended December 31, 1999 and 1998 respectively, relating to participants who have elected to withdraw from the Plan but have not yet been paid, have been reflected on the Form 5500. The difference between benefits paid to participants reported in the Statement of Changes in Net Assets Available for Plan Benefits and the Form 5500 were $0 and $9,982,000 for the year ended December 31, 1999 and 1998 respectively.


The following is a reconciliation of net assets available for Plan benefits according to the financial statements to Form 5500 reporting (in thousands):

                                                                December 31,
                                                              1999       1998

Net assets available for benefits per financial statements  $935,350   $865,834
    Amounts allocated to withdrawing participants                  -     (7,790)
                                                            --------   ---------
Net assets available for benefits per Form 5500             $935,350   $858,044
                                                            ========   =========

                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                       OF THE DUN & BRADSTREET CORPORATION
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 5.  Reconciliation of Financial Statements to Form 5500 (Cont.)

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500 filing (in thousands):

                                                                December 31,
                                                              1999       1998

Benefits paid to participants per financial statements      $98,662    $108,804
    Add: Current year end withdraws to participants               -       7,790
    Less: Prior year end withdraws to participants           (7,790)    (17,772)
                                                            --------   ---------
Benefits paid to participants per Form 5500                 $90,872    $ 98,822
                                                            ========   =========

The Dun & Bradstreet Corporation                                                                                  EIN # 13-3998945
                                                                                                                  Plan # 002

                                 THE PROFIT PARTICIPATION PLAN FOR THE EMPLOYEES
                                         OF THE DUN & BRADSTREET CORPORATION
                                   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             AS OF DECEMBER 31, 1999


                                                                              Price Per        Number of        Fair Market
Description of Investments                                                    Share/Unit      Shares/Units         Value
---------------------------------------------------------------------------------------------------------------------------
     Common Stocks:
          The Dun & Bradstreet Corporation Common Stock                          29.50          2,284,671      $ 67,397,795

     Common/Collective Trusts
          Barclays Global Investors Equity Index Fund T                          40.66         11,124,385       452,339,754
          Barclays Global Investors US Debt Fund K                               13.96          1,176,174        16,419,382
          Barclays Global Investors Extended Equity Market Fund K                27.08          1,687,486        45,697,115
          Barclays Global Investors EAFE Equity Index Fund T                     12.18          2,242,104        27,308,830
                                                                                                               ------------
                                                                                                                541,765,081

     Mutual Funds
          Fidelity Equity-Income Fund                                            53.48             42,123         2,252,740
          Fidelity Blue Chip Growth Fund                                         60.11            134,266         8,070,732
          Fidelity Low-Price Stock Fund                                          22.64             38,006           860,445
          Fidelity Aggressive Growth Fund                                        59.63            498,570        29,729,734
          Fidelity Diversified International Fund                                25.62            194,655         4,987,052
          Fidelity PIMCO Total  Return Fund                                       9.90            105,313         1,042,602
                                                                                                               ------------
                                                                                                                 46,943,305

     Insurance Contracts:
          CIGNA Insurance Company  #25237  4/02/01   6.90%                        1.00         10,392,928        10,392,928
          CIGNA Insurance Company  #25237  10/01/01   6.51%                       1.00         30,949,987        30,949,987
          CIGNA Insurance Company  #25247  10/01/02   5.67%                       1.00         16,074,906        16,074,906
          CIGNA Insurance Company  #25277  4/01/03   6.10%                        1.00         23,005,388        23,005,388
          John Hancock Mutual Life Insurance Company #8302 05/08/00  6.22%        1.00          8,779,667         8,779,667
          Metropolitan Life Insurance Company  #24623  04/03/00  6.75%            1.00         15,221,347        15,221,347
          Metropolitan Life Insurance Company  #24528  10/02/00  6.15%            1.00          6,319,601         6,319,601
          Metropolitan Life Insurance Company  #24674  04/02/01  6.63%            1.00         23,600,115        23,600,115
          New York Life Insurance Company #31045  04/03/00   6.33%                1.00          8,251,362         8,251,362
          New York Life Insurance Company #30818  04/01/02   6.13%                1.00         22,351,551        22,351,551
          New York Life Insurance Company #30228-002  04/03/00  6.25%             1.00          9,713,432         9,713,432
          Principal Mutual Life Insurance Company #4-4402-VII  10/01/03  6.91%    1.00         16,274,221        16,274,221
          Principal Mutual Life Insurance Company #4-4402-V  10/02/00  6.40%      1.00         15,380,304        15,380,304
          Principal Mutual Life Insurance Company #4-4402-VI  10/02/00  6.00%     1.00         22,989,090        22,989,090
          TransAmerica Occidental Life Insurance Company  #51426  10/01/01 6.89%  1.00         13,750,295        13,750,295
          Travelers Life & Annuity Insurance Company  #17028  5/01/02  5.47%      1.00         12,027,918        12,027,918
                                                                                                               ------------
                                                                                                                255,082,112
     Money Market Funds:
          Fidelity Investments Short Term Investment Fund                         1.00         12,369,156        12,369,156

     Participant Loans    (7.0% - 11.0%)                                          1.00         11,792,320        11,792,320
                                                                                                               ------------

     TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                                 $935,349,769
                                                                                                               ============